Exhibit 99.2

NYSE, TSX: NTR	News Release

July 20, 2018

Nutrien Shareholders Vote in line with Management’s Recommendations for All Resolutions

Nutrien Ltd. (“Nutrien”) announced today the results of its annual meeting of shareholders held in Saskatoon, Saskatchewan on July 19, 2018 (the “Meeting”). A total of 496,136,737 common shares, representing 78.92% of common shares outstanding, were represented in person or by proxy at the Meeting.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 16 director nominees were elected:

	Votes For (percent)	Voted Withheld (percent)
Christopher M. Burley	98.71%	1.29%
Maura J. Clark	99.35%	0.65%
John W. Estey	98.76%	1.24%
David C. Everitt	96.87%	3.13%
Russell K. Girling	99.22%	0.78%
Gerald W. Grandey	98.86%	1.14%
Miranda C. Hubbs	99.37%	0.63%
Alice D. Laberge	98.79%	1.21%
Consuelo E. Madere	99.36%	0.64%
Charles V. Magro	99.30%	0.70%
Keith G. Martell	98.60%	1.40%
A. Anne McLellan	99.13%	0.87%
Derek G. Pannell	99.30%	0.70%
Aaron W. Regent	99.14%	0.86%
Mayo M. Schmidt	98.85%	1.15%
Jochen E. Tilk	93.62%	6.38%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditors of Nutrien.

Votes For (percent): 99.45%

Votes Withheld (percent): 0.55%

Stock Option Plan and Grant of Stock Options

A resolution to ratify and approve Nutrien’s stock option plan and certain grants of stock options to eligible participants under the stock option plan, as more particularly detailed in Nutrien’s management proxy circular dated June 6, 2018, was approved.

Votes For (percent): 83.09%

Votes Against (percent): 16.91%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 91.35%

Votes Against (percent): 8.65%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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